Exhibit 99.1

SciSparc Announces Initiation of Randomized Phase IIb Clinical Trial of its Proprietary SCI-110 for Tourette Syndrome

Initiation of trial to take place at the Tel Aviv Sourasky Medical Center, the Israeli clinical trial site

TEL AVIV, Israel, Sept. 07, 2023 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) ("Company" or "SciSparc"), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders and rare diseases of the central nervous system, today announced the initiation of its Phase IIb Clinical Trial for its proprietary SCI-110 for the treatment of Tourette Syndrome (“TS”) at the Tel Aviv Sourasky Medical Center in Israel (“Sourasky”).

The trial is based on the positive data results received from the single arm Yale School of Medicine study using SCI-110 for TS.

"The initiation of our Phase IIb Clinical Trial at Sourasky, the Israeli site, is a major milestone towards commercializing our proprietary SCI-110 for TS patients. TS in adults can be a debilitating disorder for which current treatments result in limited benefits. Encouraged by the results seen in the Phase IIa study at Yale School of Medicine, we look forward to continuing clinical research of the treatment regimen in this double-blind randomized trial," said SciSparc’s Chief Executive Officer, Oz Adler. "This is an important area of growth for the Company, alongside the Company’s other proprietary platforms, including SCI-110 in patients with Alzheimer’s disease and agitation and SCI-210 for children suffering from autism spectrum disorder."

The Phase IIb clinical trial will be conducted at three global leading centers of excellence: the Yale Child Study Center at the Yale School of Medicine in Connecticut, USA, the Hannover Medical School in Hannover, Germany, and at the Tel Aviv Sourasky Medical Center in Israel. The Company has already secured the Institutional Review Board approvals from all three clinical sites, the Israeli Ministry of Health's approval for the clinical trial at Sourasky, and approval from the Federal Institute for Drugs and Medical Devices in Germany for conducting the trial at the Hannover Medical School.

The objective of this clinical trial is to evaluate the efficacy, safety and tolerability of SciSparc's proprietary drug candidate SCI-110 in adult patients (between 18 and 65 years of age) using a daily oral treatment. The patients will be randomized at a 1:1 ratio to receive either SCI-110 or a SCI-110-matched placebo. The primary efficacy objective of the trial will be to assess tic severity change using the Yale Global Tic Severity Scale, the most commonly used measure in clinical trials of this kind, as a continuous endpoint at week 12 and week 26 of the double-blind phase compared to baseline. The primary safety objective of the trial is to assess absolute and relative frequencies of serious adverse events for the entire population and, separately, for the SCI-110 and placebo groups.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer's disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds oil-based products on the Amazon.com Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses that the initiation of the Phase IIb Clinical Trial at Sourasky is a major milestone towards commercializing SCI-110 and continuation of the clinical research of the treatment regimen in this double-blind randomized trial, that this is an important area of growth for the Company, alongside the Company’s other proprietary platforms. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in SciSparc's Annual Report on Form 20-F filed with the SEC on May 1, 2023, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055